

June 24, 2021

Scott Absher
Chairman and Chief Executive Officer
Industrial Human Capital, Inc.
501 Brickell Key Drive, Suite 300
Miami, FL 33135-3250

> **Re:** **Industrial Human Capital, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on June 14, 2021**
> **File No. 333-255594**

Dear Mr. Absher:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Initial Business Combination, page 9

1. We note your response to prior comment 4 and that if such a conflict of interest circumstance were to occur, you anticipate that the Board of Directors would recuse any conflicted members of your management from taking any role in the consideration of such a transaction and, to the extent necessary, retain appropriately qualified, non-conflicted personnel to advise the Company. Please revise to clarify whether this guidance will be included in any written policy.

<u>Certain Relationships and Related Party Transactions, page 127</u>

2.   Please revise to discuss your business combination marketing agreement
        with A.G.P. Also update your Use of Proceeds section in this regard accordingly.

<u>General</u>

3.   Section 9.3 of your warrant agreement states that "The Company hereby agrees that any
        action, proceeding or claim against it arising out of or relating in any way to this
        Agreement shall be brought and enforced in the courts of the State of New York or the
        United States District Court for the Southern District of New York." However, disclosure
        in your prospectus further states that your warrant agreement will provide that this
        exclusive forum provision will apply to any action, proceeding or claim against
        [you] arising out of or relating in any way to the warrant agreement, including under the
        Securities Act" and that "these provisions of the warrant agreement will not apply to suits
        brought to enforce any liability or duty created by the Exchange Act or any other claim for
        which the federal district courts of the United States of America are the sole and exclusive
        forum." Please reconcile your disclosure with the provision in the warrant agreement or
        clarify the provision in the warrant agreement. If this provision does not apply to actions
        arising under the Securities Act or Exchange Act, please also ensure that the exclusive
        forum provision in the warrant agreement states this clearly.

        You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus
Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding
comments on the financial statements and related matters. Please contact Timothy Collins, Staff
Attorney, at 202-551-3176 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with
any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Tahra Wright